ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600
October 20, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dominic Minore, Esq.
Re:	Highland Funds II (the “Registrant”) 1940 Act File No. 811-07142 1933 Act File No. 333-51308
Dear Mr. Minore:
     As requested, set forth below are the fees and expenses and expense example information for Highland Dividend Equity Fund (the “Fund”) and the past performance information of other dividend equity accounts managed by Brookmont Capital Management, LLC (“Brookmont” or the “Sub-Adviser”) with investment objectives, policies, and strategies substantially similar to those of the Fund. The below information relates to Post-Effective Amendment No. 63 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 65 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement filed on Form N-1A and will be included in the next post-effective to the Registrant’s Registration Statement on Form N-1A that relates to the Fund.
Fees and Expenses of the Fund
     The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A Shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Highland Funds II equity funds, or at least $100,000 in Highland Funds II fixed income funds. More information about these and other discounts is available from your financial professional and in the “Reduced Sales Charges for Class A Shares” section on page 15 of the Fund’s Prospectus and the “Programs for Reducing or Eliminating Sales Charges” section of the Fund’s Statement of Additional Information.

	Class A	Class C		Class R	Class Y
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as % of offering price)	5.75%	None		None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions (as % of offering price)	None	None		None	None
Maximum Contingent Deferred Sales Charge (as % of the net asset value at the time of purchase or redemption, whichever is lower)	None	1.00	%(1)	None	None
Exchange Fee (as % of amount exchanged within two months or less after date of purchase)	2.00%	2.00%		2.00%	2.00%
Redemption Fee (as % of amount redeemed within two months or less after date of purchase)	2.00%	2.00%		2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as % of the value of your investment)
Management Fees	1.20%	1.20%		1.20%	1.20%
Distribution and Service (12b-1) Fees	0.35%	1.00%		0.50%	0.00%
Other Expenses(2)	0.84%	0.84%		0.84%	0.84%

Total Annual Fund Operating Expenses	2.39%	3.04%		2.54%	2.04%

(1)	The contingent deferred sales charge (CDSC) on Class C Shares is 1.00% for shares tendered and accepted for repurchase within the first year of purchase. There is no CDSC on Class C Shares thereafter.

(2)	“Other Expenses” are based on estimated amounts for the current fiscal year.
Expense Example
     This Example helps you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that (i) you invest $10,000 in the Fund for the time periods indicated and then sell or redeem all your shares at the end of those periods, (ii) your investment has a 5% return each year, and (iii) operating expenses remain the same. Your actual costs may be higher or lower.

Class	1 Year	3 Years
Class A:	$803	$1,278
Class C: if you did not sell your shares	$307	$939
if you sold all your shares at the end of the period	$407	$939
Class R:	$257	$791
Class Y:	$207	$640
Past Performance of other Brookmont Dividend Equity Accounts
     The bar chart and table below set forth the investment performance for the periods indicated of fully discretionary institutional accounts (the “Accounts”) with investment objectives, policies, and strategies substantially similar to those of the Fund, managed by the Brookmont for at least three full months, having a minimum account size of $100,000 (the “Composite”). The performance information shows changes in the Composite’s performance from year to year and how the Composite’s performance compares over the same periods to the performance of the S&P 500 Index and the Russell 1000 Value Index. The Composite reflects the fees and expenses actually incurred by the Accounts and assumes that dividends and capital gains are not reinvested. Such fees and expenses vary from those of the Fund and, if the performance of the Composite were adjusted to give effect to the Fund’s fees and expenses, the performance would be lower than the performance shown below. The inception date of the Composite is January 1, 2008.
     The table illustrates how the performance of the Composite has varied since inception. The investment results of the Composite presented below are unaudited. In addition, none of the Accounts are subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940 (the “1940 Act”) and the Internal Revenue Code of 1986 (the “Code”), each as amended. Consequently, the performance results for the Composite could have been adversely affected if all of the accounts included in the Composite had been regulated as investment companies under the federal securities laws or the Code. Brookmont has calculated returns for the Composite based on Global Investment Performance Standards (GIPS), not in the manner required for mutual funds by the SEC.
     The performance shown below is provided solely to illustrate Brookmont’s performance in managing the Accounts, is not the performance of the Fund, and is not indicative of the Fund’s future performance. Had the Fund been in operation during periods for which Composite performance information is shown, the Fund’s performance may have differed due to factors such as investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Code, differences in cash flows into and out of the Fund, differences in fees and expenses, and differences in portfolio size and investments. Prior performance of the Accounts is not indicative of future rates of return and is no indication of future performance of the Fund.
Calendar Year Total Returns
Years Ending December 31
Average Total Returns
Periods Ending December 31, 2010

				Inception
	1 Year	5 Years	10 Years	01/01/08
Brookmont Composite[1]	16.29%	7.29%	N/A	7.29%
S&P 500 Index[1,2]	15.06%	-2.86%	N/A	-2.86%
Russell 1000 Value Index[1,3]	16.10%	-2.37%	N/A	-2.37%

[1]	The returns shown for the Composite do not include reinvested dividends, while those shown for the S&P 500 Index and Russell 1000 Value Index do include reinvested dividends. During a rising market, not reinvesting dividends could have a negative affect on cumulative returns.

[2]	The S&P 500 Index is an independently maintained and widely published index comprised of U.S. large capitalization stocks. S&P 500 is a trademark of Standard & Poor’s.

[3]	The Russell 1000 Value Index is an independently maintain and widely published index comprised of the stocks included in the Russell 100 Index with lower price-to-book ratios and lower forecasted growth values. Russell is a trademark of the Russell Investment Group.

Please direct any questions or comments concerning this letter to the undersigned at 617-951-7375.

Very truly yours,
/s/ Sarah Clinton
Sarah Clinton

cc: Brian Mitts, Highland Funds Asset Management, L.P.